March 30, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. William A. Bassett
President
Decorator Industries, Inc.
10011 Pines Blvd., Suite 201
Pembroke Pines, Florida 33024


		RE:	Decorator Industries, Inc. Item 4.02 Form 8-K filed
March 30, 2005
			File No.  1-7753


Dear Mr. Bassett:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

* the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

* a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

* a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended April 4, 2004, July 3, 2004 and October 2, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end 2004.

You should file an amendment in response to these comments on or before April 7, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.

							Sincerely,



							Anthony Watson
						Staff Accountant

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March 30, 2005
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